Delisting Determination, The Nasdaq Stock Market, LLC, April 11, 2025, Qomolangma Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Qomolangma Acquisition Corp.
effective at the opening of the trading session on April 21, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(3) and 5250(c)(1).
The Company was notified of the Staff determination, regarding the violation of Listing Rule 5250(c)(1), on May 23, 2024. The Company was notified of the Staff determination, regaring the violation of Listing Rule 5550(a)(3), on November 13, 2024.
The Company did not file an appeal. The Company securities were suspended on November 22, 2024.
The Staff determination to delist the Company securities became final on November 22, 2024.